UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      Silent Witness Enterprises Ltd.
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                              (Name of Issuer)

                               Common Shares
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                       (Title of Class of Securities)

                                 826906307
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                              October 10, 2003
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                SCHEDULE 13D
CUSIP No. 903898401

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  HONEYWELL INTERNATIONAL INC.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)    |_|
                                                                    (b)    |_|

3         SEC USE ONLY



4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  N/A (1)

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|



6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE


                      7      SOLE VOTING POWER
     NUMBER OF
                                     -0-
       SHARES


    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                       925,690 (2)


                      9      SOLE DISPOSITIVE POWER
        EACH
                                     -0-
     REPORTING


       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                         925,690 (2)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          925,690 (2)


12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                        |_|



13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9 %

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

--------- ---------------------------------------------------------------------
(1)  See Item 3 hereof.
(2)  See Items 4 and 5 hereof.

ITEM 1.      SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common shares ("Company Common Shares") of Silent Witness Enterprises Ltd., a company incorporated under the laws of British Columbia, Canada (the "Company"). The principal executive offices of the Company are located at 6554 - 176 Street, Surrey, British Columbia, V3S 4G5.

ITEM 2.      IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is filed by Honeywell International Inc., a Delaware corporation ("Honeywell"). Honeywell is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control technologies for buildings, homes and industry, automotive products, specialty chemicals, fibers and electronic and advanced materials. The principal business offices of Honeywell are located at 101 Columbia Road, Morristown, New Jersey 07962.

     (d)-(e) During the five years prior to the date hereof, neither Honeywell nor, to the best of its knowledge, any executive officer or director of Honeywell (each of whom is listed on Exhibit 1 attached hereto and incorporated herein by reference), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Not applicable.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 10, 2003, Honeywell entered into Deposit Agreements (the "Deposit Agreements") with the following shareholders of the Company (collectively, the "Shareholders"): Rob Bakshi, Vinod Bakshi and Opinder Singh Gill. The Deposit Agreements are attached hereto as Exhibits 2, 3 and 4 and incorporated herein by reference. The Company Common Shares to which this Schedule 13D relates have not been purchased by Honeywell, and neither Honeywell nor any of the other persons listed in response to Item 2 hereof has paid to any Shareholder any funds in connection with the Deposit Agreement.

ITEM 4.      PURPOSE OF TRANSACTION.

     On October 10, 2003, Honeywell and the Company entered into a Support Agreement (the "Support Agreement") whereby, among other things, Honeywell agreed to cause 678669 B.C. Ltd., a corporation incorporated under the laws of British Columbia, Canada and an indirect wholly-owned subsidiary of Honeywell (the "Offeror"), to make an offer (the "Offer") to purchase all the outstanding Company Common Shares, including Company Common Shares issuable upon the conversion, exchange or exercise of any (i) options to acquire Company Common Shares and (ii) other rights, warrants or entitlements to acquire Company Common Shares, at a price of Cdn. $11.27 in cash per Company Common Share, subject to the terms and conditions set forth in the Support Agreement.

     Pursuant to the terms of the Support Agreement, Honeywell and the Offeror agreed that, upon the Company Common Shares being taken up and paid for under the Offer, the Offeror shall acquire the Company Common Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of Section 255 of the Company Act (British Columbia), as the same may be amended or re-enacted or any successor legislation thereto (the "Act"), if permitted to do so under the Act. If the Offeror is unable to use such compulsory acquisition provision, the Offeror will propose an alternate arrangement, which may include, without limitation, a statutory arrangement, amalgamation, merger, or other combination ("Second-Step Transaction") of the Company with the Offeror or an affiliate of the Offeror within 180 days after the Offeror takes up and pays for Company Common Shares under the Offer on terms and conditions to be determined by the Offeror, provided that the Offeror agrees that if any Second-Step Transaction is effected it will provide that the holders of any Company Common Shares, other than Honeywell and the Offeror, shall be entitled to receive consideration per share in cash or the right to receive cash within 35 days following the approval of the Second-Step Transaction at least equal to the amount paid per share under the Offer.

     Simultaneously with the execution and delivery of the Support Agreement, Honeywell entered into the Deposit Agreements with the Shareholders pursuant to which each Shareholder has agreed to deposit under the Offer: (i) all Company Common Shares that are presently owned beneficially by such Shareholder, (ii) all Company Common Shares, if any, issued upon the exercise of certain stock options or any other rights convertible or exercisable for Company Common Shares held by the Shareholder, and (iii) any Company Common Shares subsequently acquired by the Shareholder, together with a duly completed and executed letter of transmittal. The Shareholders have also granted Honeywell an irrevocable proxy to vote each Shareholder's Company Common Shares in furtherance of such Shareholder's obligation's under his or her respective Deposit Agreement and the Company's obligations under the Support Agreement during the term of the respective Deposit Agreement.

     Based on their respective representations in the Deposit Agreements, as of October 10, 2003, the Shareholders owned the following securities in the Company: (i) Rob Bakshi - 274,836 Company Common Shares and options to purchase 312,500 Company Common Shares; (ii) Vinod Bakshi - 256,654 Company Common Shares; and (iii) Opinder Singh Gill - 81,700 Company Common Shares and 33,750 share appreciation rights to receive cash payment based on the price of the Company Common Shares or the right to receive Company Common Shares of equivalent value (the securities in the foregoing clauses (i) through (iii), together with any additional securities of the Company acquired by any Shareholder on or after October 10, 2003 and before the termination of the Deposit Agreement, collectively referred to herein as the "Company Securities"). Further, Mr. Gill has covenanted to exercise all share appreciation rights for cash payment to the extent permitted under the plan of the Company governing the share appreciation rights and, accordingly, the Common Shares that would be obtained by Mr. Gill upon the exercise of the share appreciation rights has, as indicated in Footnote
(3), not been included in the calculation of Company Common Shares in Item 5 of this Schedule 13D.

     The Deposit Agreements also provide, among other things that each
Shareholder: (i) will notify the Offeror within 24 hours of becoming aware of a proposal which, if made in writing, could constitute a Competing Proposal including the identity of any prospective offeror and the person making the Competing Proposal; (ii) will not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey the Shareholder's Company Securities, or any right or interest therein (legal or equitable), to any person, entity or group or agree to do any of the foregoing; (iii) will not grant or agree to grant any proxy or other right to vote the Shareholder's Company Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Shareholder's Company Securities; (iv) will exercise the voting rights attaching to the Shareholder's Company Securities and otherwise use its best efforts to cause the Company to comply with its obligations under the Support Agreement; (v) will not purchase or obtain or enter into any agreement or right to purchase any additional Company Common Shares; (vi) if applicable, will resign as a director of the Company effective at the time and in the manner requested by Honeywell, after the Offeror takes up and pays for the Shareholder's Company Securities; and
(vii) will not take, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative of his to take, any action of any kind, indirectly or directly, to oppose, frustrate or delay the take up and payment of the Company Common Shares deposited under the Offer or the completion of the Offer, including but not limited to any action to solicit, initiate, knowingly assist or knowingly encourage inquiries, submissions, proposals or offers from any other person, entity or group, and will cease immediately and not continue in any discussions or negotiations the Shareholder is carrying on regarding, or furnish to any other person, entity or group, any confidential, non-public information with respect to, any Competing Proposal (as such term is defined in the Support Agreement). Notwithstanding the foregoing, nothing contained in the Deposit Agreements shall: (A) prevent a Shareholder, in his capacity as a director or officer of the Company, if applicable, from engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to holders of Company Common Shares, an unsolicited bona fide Competing Proposal if the Board of Directors of the Company has determined in good faith that such proposal may constitute or lead to a Superior Proposal (as such term is defined in the Support Agreement) or that such action is otherwise required by reason of the fiduciary duties of the directors of the Company under applicable law, or
(B) preclude the Shareholder, in his capacity as a director or officer of the Company, from responding, within the time and manner required by the applicable laws, to any take over bid or any business combination or similar transaction involving the Company or any of its subsidiaries or assets or tender or exchange offer made for the Company Common Shares.

     The Deposit Agreements are each terminable by the Shareholders if: (i) the Offer has not been made as provided in the Support Agreement; (ii) the Offer does not substantially conform with the description in the Support Agreement or the provisions of such Deposit Agreement; (iii) Company Common Shares deposited under the Offer (including the Shareholder's Company Securities) have not, for any reason whatsoever, been taken up and paid for on or before the end of the tenth day following the expiry of the Offer;
(iv) the Offer is abandoned by the Offeror; (v) the Support Agreement is terminated in accordance with its terms; and (vi) subject to certain conditions, after January 31, 2004, the Offeror has not purchased any Company Common Shares pursuant to the Offer, other than as a result of the material breach by such Shareholder of any material covenant or obligation under the Deposit Agreement or as a result of any representation or warranty of a Shareholder in the Deposit Agreement being untrue or incorrect in any material respect.

     The Deposit Agreements are each terminable by Honeywell if: (i) a Shareholder has not complied in all material respects with his or her covenants to Honeywell contained therein; (ii) any of the representations and warranties of a Shareholder contained therein is untrue or inaccurate;
(iii) the Company has not complied in all material respects with its covenants to Honeywell under the Support Agreement; (iv) the conditions in
Exhibit II of the Support Agreement are not satisfied or waived by the Offeror on or prior to the expiry of the Offer; or (v) the Support Agreement is terminated.

     The foregoing summary of the Deposit Agreements and the Support Agreement is qualified in its entirety by reference to the Deposit Agreements, which are attached hereto as Exhibits 2, 3 and 4, and the Support Agreement, which is attached hereto as Exhibit 5 and incorporated herein by reference.

     Except as indicated in this Schedule 13D, Honeywell currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE COMPANY.

     (a)-(c) As a result of entering into the Deposit Agreements, Honeywell may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), to share with the respective Shareholders party to the Deposit Agreement the direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of, an aggregate of 925,690 Company Common Shares (3). Company Common Shares (including the options) collectively represent approximately 11.9% of the issued and outstanding Company Common Shares, including those Company Common Shares issuable upon the exercise of options held by Mr. Bakshi. The foregoing calculations assume that 7,468,541 Company Common Shares were outstanding on October 10, 2003 (excluding 549,900 Company Common Shares which are held by the Company and have not been cancelled), as represented by the Company in the Support Agreement.

--------
(3) This number includes the options owned by Mr. Bakshi; however, to date such options remain unexercised and Honeywell has no right to direct the exercise of any of them. Honeywell may be deemed for purposes of Rule 13d-3 under the Exchange Act to share with Mr. Bakshi the direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of any Company Common Shares resulting from the exercise of any of such options. This number excludes the share appreciation rights owned by Mr. Gill.

     Notwithstanding the foregoing, however, Honeywell (i) is not entitled to any rights as a shareholder of the Company with respect to the Company Securities covered by this Schedule 13D and (ii) has no direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Company Common Shares covered by this Schedule 13D other than pursuant to the Deposit Agreements. Honeywell does not directly own any Company Common Shares. Honeywell hereby disclaims beneficial ownership of all Company Common Shares (including those covered by this Schedule 13D, which, for the avoidance of doubt, include any Company Common Shares resulting from the exercise of any of the options or share appreciation rights), and nothing contained in this Schedule 13D shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D.

     Except as set forth herein, no transactions involving Company Common Shares have been effected during the past 60 days by Honeywell or any of its respective directors or executive officers.

        (d)    None.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except as described in this Schedule 13D, neither Honeywell nor any executive officer or director of Honeywell has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The transactions discussed in Item 4 are further described in the Deposit Agreements, which are attached hereto as Exhibits 2, 3 and 4 and the Support Agreement, which is attached hereto as
Exhibit 5.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     List of Executive Officers and Directors of Honeywell.

        Exhibit 2 Deposit Agreement, dated as of October 10, 2003, between Honeywell and Rob Bakshi.

        Exhibit 3 Deposit Agreement, dated as of October 10, 2003, between Honeywell and Vinod Bakshi.

        Exhibit 4 Deposit Agreement, dated as of October 10, 2003, between Honeywell and Opinder Singh Gill.

        Exhibit 5 Support Agreement, dated as of October 10, 2003, between Honeywell and the Company.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  HONEYWELL INTERNATIONAL INC.



                                  By:    /s/ Thomas F. Larkins
                                      -------------------------------------
                                     Name:   Thomas F. Larkins
                                     Title:  Vice President and Corporate
                                             Secretary


Dated: October 20, 2003

EXHIBIT INDEX

                     Document

Exhibit 1  --     List of Executive Officers and Directors of Honeywell.

Exhibit 2  --     Deposit Agreement, dated as of October 10, 2003, between
                  Honeywell and Rob Bakshi.

Exhibit 3  --     Deposit Agreement, dated as of October 10, 2003, between
                  Honeywell and Vinod Bakshi.

Exhibit 4  --     Deposit Agreement, dated as of October 10, 2003, between
                  Honeywell and Opinder Singh Gill.

Exhibit 5  --     Support Agreement, dated as of October 10, 2003, between
                  Honeywell and the Company.